Appendix A
to the
PROFESSIONALLY MANAGED PORTFOLIOS
INDEFINITE OPERATING EXPENSES LIMITATION AGREEMENT

Fund	Class R Expense Cap	Class I Expense Cap
Hodges Blue Chip Equity Income Fund	1.30%	N/A
Hodges Pure Contrarian Fund	1.40%	N/A
Hodges Small Intrinsic Value Fund	1.29%	N/A
Hodges Small-Mid Cap Fund	1.40%	N/A

Effective August 8, 2016

PROFESSIONALLY MANAGED PORTFOLIOS		HODGES CAPITAL MANAGEMENT, INC.

By:	/s/ Elaine E. Richards	By:	/s/ Eric Marshall
Name: Elaine E. Richards		Name: Eric Marshall
Title: President		Title: President

Appendix A approved by the Board of Trustees:  December 19, 2012; amended November 11-12, 2013 to add the Hodges Small Intrinsic Value Fund, and the Hodges Small-Mid Cap Fund; amended August 8, 2016 to remove the Hodges Small Cap Fund and reflect the name change of the Hodges Blue Chip Equity Income Fund.